RECENT DEVELOPMENTS
     The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
     Employment and Labor
     The continued recovery of economic activity in Uruguay during the first six months of 2006 supported a further decrease in the nationwide unemployment rate, which fell from an average of 12.2% in 2005, to 10.7% as of June 30, 2006.
     The increase in real wages that began during the third quarter of 2004 continued in 2005 and the beginning of 2006, showing an increase of 5.3% during the first seven months of 2006 when compared to the same period of 2005. Public sector wages increased by 4.5%, while private sector wages increased by 5.7%.
Balance of Payments and Foreign Trade
     Foreign Trade
     In the first six months of 2006, the trade deficit increased primarily due to an increase in energy imports. In the first six months of 2006, oil imports (measured by value) increased 34% compared to the same period in 2005, primarily due to higher international oil prices, and electric energy imports as a whole increased 205% in the first six months of 2006 compared to the same period in 2005. Such additional energy imports were required primarily to offset the decrease in local hydroelectric power generation attributable to a drought during the first quarter of 2006.
     In terms of merchandise exports, preliminary figures for the twelve-month period ended June 30, 2006 show an increase of 14.5%, as compared to the twelve-month period ended June 30, 2005. Total CIF imports, in turn, increased 24.5% as of June 30, 2006.
Monetary System
     Banco Central
     Monetary Aggregates and International Reserves
     The following table sets forth the composition of Uruguay’s monetary base (in terms of Banco Central’s monetary liabilities) and international reserves assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,									As of July 31,
	2001	2002		2003		2004		2005		2006(2)
Currency, including cash in vaults at banks	639.8	367.7		417.9		537.8		717.2		707.0
Others	43.5	70.5		70.4		62.9		303.1		260.7

Monetary base	683.3	438.2		488.3		600.7		1,020.3		967.7

Banco Central international reserve assets	3,100.0	772.0	(3)	2,086.7	(3)(4)	2,511.8	(5)	3,078.4	(6)	3,521.3	(7)

Of which gold represents	2.3	2.9		3.5		3.6		4.4		5.2

(1)	All figures are at market value as of the date indicated.

(2)	Preliminary data.

(3)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003.

(4)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.

(5)	This amount includes US$1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724.6 million of Banco de la República, with Banco Central.

(6)	This amount includes US$1,649.6 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752.7 million of Banco de la República, with Banco Central.

(7)	This amount includes US$1,654.9 million of reserves and voluntary deposits of the Uruguayan banking system, including US$780.5 million of Banco de la República, with Banco Central.
Source: Banco Central.
     Inflation
     For the twelve months ended August 31, 2006, consumer prices increased 6.9% while wholesale prices increased 8.9%. Higher oil and gasoline prices have translated into higher costs for several sectors of the economy, which in turn has impacted the rate of inflation.
     The following table shows changes in the CPI and WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices

2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
For the 12 months ended August 31, 2006	6.9	8.9

Source: Instituto Nacional de Estadística (INE).

     Foreign Exchange
     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.
Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period End

2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
12 months ended August 31, 2006	24.450	23.150	23.920	23.900

(1)	Daily interbank end-of-day bid rates.
Source: Banco Central.
     The Financial Sector
     On August 24, 2006 Bandes Uruguay, a subsidiary of the Venezuelan Development Bank (Bandes), was granted a license by the Banco Central permitting it to perform banking operations. Bandes Uruguay has acquired 100% of Cofac’s assets and liabilities, and has recommenced operations.
Public Sector Finances
     Public Sector Accounts
     Preliminary figures indicate that during the first seven months of 2006 the central government’s expenditures totaled Ps. 60.5 billion, an increase of 4.9% in real terms compared to the same period in 2005. Due to the recovery in economic activity and increased efficiency in tax collections, revenues totaled Ps. 57.9 billion in the first seven months of 2006, an increase of 7.9% in real terms as compared to the first seven months of 2005.
     For the twelve months ended in July 31, 2006, the consolidated public sector had a deficit of Ps. 4.1 billion, which represented 0.95% of GDP. The overall primary balance of this period showed a surplus of 3.6% of GDP. During the first seven months of 2006 non-financial public sector enterprises saw their surplus (and therefore their contribution to the overall public sector surplus) decrease, largely due to the adverse impact of the price of oil on ANCAP (the state-owned oil refining company) and UTE (the state-owned electric company), which increased oil imports to offset the adverse impact on hydroelectric power generation attributable to the drought that affected the level of Uruguay’s rivers in the first quarter of 2006.
Public Sector Debt
     As of March 2006, Uruguay’s total gross public sector debt totaled US$14.1 billion, which represents 81% of GDP compared with 83% of GDP of December 2005. On July 27, 2006, Uruguay issued an additional US$500 million aggregate principal amount of its 8.00% bonds due 2022.
     On June 28, 2006 the Executive Board of the International Monetary Fund (IMF) completed the fourth review under the three-year, SDR 766.25 million (about US$1,130 million) Stand-By Arrangement for Uruguay of June 8, 2005 and made SDR 85.8 million (approximately US$126.2 million) immediately available to Uruguay. In completing the review, the Board granted a waiver for the non-observance of the performance criterion on police pension reform and reset the deadline for compliance to end-October 2006; the modification of the performance criterion on tax reform; and the modification of the end-June 2006 monetary performance criteria and targets.
     In August 2006, Uruguay prepaid obligations to the IMF falling due through August 8, 2007 in an amount of SDR 619.9 million (approximately US$916.4 million), as part of its overall debt strategy.

After giving effect to this repayment, Uruguay’s outstanding obligations to the IMF decreased to approximately SDR 726.7 (approximately US$1.1 billion).